ASX ANNOUNCEMENT 17 August 2026

Disclosure under Takeovers Panel Guidance Note 20: Equity Derivatives

Alterity Therapeutics Limited ACN 080 699 065 (ASX: ATH, NASDAQ: ATHE) ("the Company") advises that it has received the attached notice from Regal Funds Management Asia Pte Limited which was provided to the Company pursuant to the Australian Takeovers Panel Guidance Note 20 – Equity Derivatives.

Authorised for release by:

Abby Macnish Niven

Company Secretary

Alterity Therapeutics Limited

For further information please contact:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

14-August-2026

Dear Alterity Therapeutics ltd,

Disclosure of Long Equity Derivative Positions

We refer to Guidance Note 20: Equity Derivatives (**GN20**), issued by the Australian Takeovers Panel. Terms not defined in this notice have the meanings given to them in GN20.

GN20 relevantly provides that the non-disclosure of long positions, including long equity derivative positions, may give rise to unacceptable circumstances. Regal Funds Management Asia Pte Limited, as investment manager of Amazon Market Neutral Fund and Zambezi Absolute Return Fund (the **Funds**), discloses the following information on behalf of the Funds.

Identity of the taker:	Amazon Market Neutral Fund	Zambezi Absolute Return Fund
Relevant security:	Ordinary shares in Alterity Therapeutics ltd	
Price (including reference price, strike price, option price etc as appropriate):	Not applicable	
Entry date and number of securities to which the derivative relates:	Total number of securities to which derivatives relate as at 12-Aug-2026: Below 5%	Total number of securities to which derivatives relate as at 12-Aug-2026: Below 5%
Any material changes to information previously disclosed:	Total number of securities to which derivatives relate as at 10-Nov-2025: 50,000,000(0.46%)	Total number of securities to which derivatives relate as at 10-Nov-2025: 503,141,403 (4.63%)
Relevant interests in securities:	None	
Long equity derivative positions and relevant interests held by the taker and its associates:	The Funds have no other associates with a long equity derivative position or relevant interest in the company	
Short equity derivative positions that offset physical positions:	None	
Short positions of more than 1% that have been acquired after a long position is disclosed, whether by notice or substantial holding notice:	None	

Yours sincerely

Greg Laughlin
Chief Executive Officer
Regal Funds Management Asia Pte Limited